The attached is being filed  pursuant to Rule 425 under the  Securities Act of 1933 and is part of "Endeavors," a quarterly publication that will be distributed to employees and selected external audiences. The attached is the section that discusses the company's acquisition of HS Resources. It does not constitute an offer for the sale of securities. Shareholders of HS Resources, Inc. and other investors are urged to read the proxy statement/prospectus in the registration statement on Form S-4 filed on May 30, 2001 by Kerr-McGee Holdco, Inc. in connection with the merger and all the amendments thereto. These materials will contain important information about HS Resources, Inc., Kerr-McGee Corporation, the merger, the people soliciting proxies relating to the merger, their interests in the merger and related matters.

     In addition to the registration statement containing the proxy statement/prospectus filed in connection with the merger, HS Resources, Inc. and Kerr-McGee file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by HS Resources, Inc. or Kerr-McGee Corporation at the SEC Public Reference Rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York and Chicago. Please call the SEC at (800) SEC-0330 for further information on the public reference rooms. Kerr-McGee Corporation's and HS Resources, Inc.'s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at www.sec.gov. Free copies of the proxy statement/prospectus, and these other documents may also be obtained from Kerr-McGee by directing a request through the investor relations portion of Kerr-McGee's website at Kerr-McGee.com or by mail to Kerr-McGee Corporation, Investor Relations, P.O. Box 25861, Oklahoma City, OK 713125.

     Statements in this document regarding the company's or management's intentions, beliefs or expectations including the number of ultimate prospects, timing and order for drilling prospects, timing of installation of production facilities and first production and timing of completion of the merger are "forward-looking statements" within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the risk that the businesses will not be integrated successfully, the success of the oil and gas exploration and production program, the price of oil and gas, drilling risks, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's oil and gas business supplies raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this document.

     This first issue of Kerr-McGee's new magazine features major endeavors in three main regions of our company's oil and gas business: onshore United States, the Gulf of Mexico and the North Sea. We also highlight some of the end products of our chemical business.
     Balancing our portfolio of worldwide oil and gas assets is an ongoing effort. We look at the oil-gas ratio of our reserve base, geographic distribution of our assets and potential reward versus risk. In May, we announced an acquisition valued at $1.7 billion that will greatly enhance this balance. In a transaction expected to close in the third quarter, Kerr-McGee will acquire HS Resources, a natural gas producer.
     The acquisition will add 1.3 trillion cubic feet of natural gas equivalent in proved reserves, increasing Kerr-McGee's U.S. gas reserves by 77% and daily U.S. gas production by 45%. The geographic balance will tilt toward the United
States after the acquisition, increasing domestic reserves to 51% of total reserves.
     In addition, we will create a new core area of operations for our company in one of the nation's fastest-growing markets, at a time of rising demand for natural gas. Nearly all of the proved reserves involved in the transaction are concentrated in the Wattenberg field northeast of Denver. The very low risk of exploiting these well-defined resources will balance our high-potential deepwater exploration program and reduce Kerr-McGee's average cost of producing a barrel of oil equivalent by about 6%.
     Clearly, this acquisition will add value for our company. We also add value by bringing large projects on stream very quickly in core areas. In the North Sea, the multifield Leadon development is scheduled to start production late this year, less than two years after we drilled the discovery well. Kerr-McGee has 100% interest in the Leadon-area fields located in a familiar North Sea quadrant where we have operated for 16 years.
     In the Gulf of Mexico, we are developing the deepwater Nansen and Boomvang fields with innovative truss spar production systems. When installed only 9 miles apart in about 3,700 feet of water, these spars will form the hub of a new operating area for our company. We have identified other exciting prospects on nearby leases. With infrastructure in place, future discoveries can be developed even faster and at lower cost.
     In our chemical business, we focus on titanium dioxide, a white pigment that most of us see, touch and eat every day. It's in paint, plastics, paper and many products found on grocery store shelves. Kerr-McGee markets about 16% of the titanium dioxide pigment used around the world. In all of Kerr-McGee's operations, nothing is more important than the safety of people and the protection of the natural environment. I take great pride in the recognition we have earned in these areas and congratulate our employees on their many achievements. Two of our most recent safety and environmental honors are featured in this publication.

Luke R. Corbett
Chairman and Chief Executive Officer

PORTFOLIO BALANCE

     $1.7 billion acquisition to increase Kerr-McGee's natural gas production and reserves

     In the Wattenberg field northeast of Denver, formations rich in natural gas underlie farmland and rolling prairie. For nearly 20 years, the field's largest operator, HS Resources, has been building ownership and an unparalleled understanding of the field's gas-bearing sands by methodically analyzing data on thousands of wells. The company's technical and operational people know exactly what to expect when drilling a new well or recompleting an existing one to tap additional reserves. Their approach has made field exploitation and production as predictable as an efficient manufacturing operation.
     For Kerr-McGee, this unique operation represented a very attractive opportunity to increase domestic natural gas reserves and production and to balance its overall oil and gas portfolio. On May 14, the company announced an agreement to acquire HS Resources in a deal valued at $1.7 billion. The transaction - subject to approval by HS Resources stockholders and customary closing conditions - is expected to close in the third quarter.
     "An amazing number of opportunities are available in this field," said Lonny Towell, Kerr-McGee vice president of acquisitions. "That's what makes it such a valuable addition to our portfolio. HS Resources has identified more than 10,000 projects to optimize future value. These include new wells, deepening of existing wells, recompletions and stimulating production by fracturing a producing formation. Each is defined precisely on a schedule that shows in detail the work required, the costs and the expectations. They're accomplishing 500 to 600 of these per year."
     To enhance operating and cost control, HS Resources has extended its operations to field services, gas gathering and gas processing in an area covering more than 600 square miles. The wells are producing from up to six reservoirs 4,000 to 8,000 feet below the surface.
     "HS Resources can move quickly because they use both their own and contractors' equipment," Towell said. "They are relentless in their efforts to control costs. Rather than shopping for the standard, they set the standard in well service."
     The predictable geology, the very low risk and the proved reserves of 1.3 trillion cubic feet of natural gas equivalent involved in the transaction provide the right balance for Kerr-McGee's reserve base and extensive portfolio of high-potential deepwater and international prospects. Kerr-McGee's reserves currently consist of 64% oil and 36% natural gas. Upon closing of the deal, this ratio will change to 57% oil, 43% natural gas. In the critical North American market, Kerr-McGee's natural gas production will increase to 59% of the product mix as domestic gas sales rise by more than 45%.
     "This acquisition will increase the life of Kerr-McGee's domestic natural gas reserves by about two years," said Kenneth Crouch, senior vice president, oil and gas exploration and production. "The Wattenberg assets offer the potential to add more than 800 billion cubic feet of gas from probable and possible reserves. In addition, HS Resources has a successful exploration program along the gulf coast of Texas and Louisiana that will supplement Kerr-McGee's existing onshore operations in that area." Kerr-McGee's onshore group is operating primarily in Texas, New Mexico and Oklahoma. "The exploitation of the Wattenberg field reflects a remarkable level of efficiency," Crouch said. "The employees of HS Resources will bring valuable, highly specialized expertise to our onshore operations, and we look forward to welcoming them into Kerr-McGee.



The operations of HS Resources are concentrated in the Wattenberg field of the Denver-Julesburg basin and in the gulf coast region.


Forward-Looking Information

This publication contains forward-looking statements regarding the company's or management's intentions, beliefs or expectations within the meaning of the Securities Litigation Reform Act. Future results and developments discussed in these statements may be affected by numerous factors and risks, such as the accuracy of the assumptions that underlie the statements, the success of the oil and gas exploration and production program, drilling risks, the market value of Kerr-McGee's products, uncertainties in interpreting engineering data, demand for consumer products for which Kerr-McGee's businesses supply raw materials, general economic conditions, and other factors and risks discussed in the company's SEC filings. Actual results and developments may differ materially from those expressed or implied in this document.

This publication also contains information about the proposed acquisition of HS Resources, Inc., by Kerr-McGee in a transaction involving the creation of a new holding company. Investors are urged to read the S-4 Registration Statement filed by the newly created holding company, Kerr-McGee Holdco, Inc., with the Securities and Exchange Commission.